Pear Tree Funds
55 Old Bedford Road, Suite 202
Boston, Massachusetts 01773

April 26, 2018
Via EDGAR Correspondence
U.S. Securities and Exchange Commission
Investment Company Division
100 F. Street, N.E.
Washington, D.C. 20549
Re: Pear Tree Funds
Registration Statement on Form N-14 (File No. 333-223748)

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pear Tree Funds (the "Registrant") hereby respectfully requests that the effective date of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 filed with the Commission via EDGAR on April 26, 2018 be accelerated so that it will become effective on Thursday, April 26, 2018 or soon thereafter as reasonably practicable.
Please call John Hunt of Sullivan & Worcester LLP at (617) 338-2961 if you have any question concerning the foregoing.
Sincerely,
/s/ Willard L. Umphrey
Willard L. Umphrey
President
Cc: Anu Dubey, U.S. Securities and Exchange Commission
      John Hunt, Sullivan & Worcester LLP

{B2275254; 1}